Exhibit 21

List of Subsidiaries of China Carbon Graphite Group, Inc.

NAME	PLACE OF INCORPORATION
Talent International Investment Limited	BVI
Golden Ivy Limited	BVI
Royal Elite International Limited	Hong Kong
Xinghe Yongle Carbon Co., Ltd.	People’s Republic of China
Royal Elite New Energy Science and Technology (Shanghai) Co. Ltd.	People’s Republic of China